Department of Environment and Natural Resources (DENR)
Mines and Geosciences
2/F J. Fernandez Bldg.,
MGB Comp., North Avenue
Diliman, Quezon City
Philippines

January 10, 2011
Plata Resources Inc.
658 Pasay Blvd
Pasig, 1300
Philippines

Attention: Dexter R. Caliso

Dear Mr. Caliso:

Further to your recent request of this office, we confirm that the Bontoc Gold Claim (Parcel Identifier 112-345-679) was assigned to you by Castillo Explorations LLC by way of an Assignment of Claim which had an effective date of the 1st of August, 2007.

The Assignment of Claim was recorded and registered by this office in September, 2007.

This confirmation of ownership of the Bontoc Gold Claim is provided to you for whatever legal purpose it may serve.

Sincerely Yours,
Department of Environment and Natural Resources (DENR)
Mines and Geosciences

Per: Ann Puno – Registry Officer